Exhibit 99.1
Press release
Ad hoc announcement pursuant to Art. 53 LR

SHL announces 2025 half-year results and targets a capital raise

Tel Aviv / Zurich, September 11, 2025 – SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, published today its financial results for the first six months of 2025 and announced a potential capital raise.

In short:

•	Revenues in H1-25 remained stable at USD 27.9 million, the increase in the Israeli activity being offset by a decrease in the revenues in Germany.

•
Operating Loss for the period was USD 3.5 million compared with a loss of USD 3.9 million in H1-24. The improvement was primarily attributable to stronger performance in Israel and lower sales and marketing expenses in the U.S.

•
The planned capital raise of up to USD 30 million by a way of rights issuance would aim to enhance financial flexibility, supply the resources needed to turn the company into profitability and to further develop its business goals.

David Arnon, CEO of SHL, commented: "The Management is focused on three main efforts: Balancing the loss in Germany, regenerating growth in Israel and building a marketing strategy to penetrate the US market"

CFO Lior Haalman said: "The planned capital raise will strengthen the company’s balance sheet and will provide resources for the turnaround process"

1st Half year 2025 financial results

Revenues were stable at USD 27.9 million, the same as in H1-24. Higher revenues in Israel were offset by a decrease in the revenues in Germany. Israeli operations accounted for about 79% of the consolidated revenue, Germany for about 19%, with the remainder generated in the US.

Operating Loss for the period was USD 3.5 million compared with a loss of USD 3.9 million in H1-24. In Israel, operating profit in the first six months of 2025 increased relative to H1-24 In addition, Operating Loss in the US was reduced due to lower sales and marking costs. However, the improvement driven by the Israeli and the US activities was partially offset by a deeper Operating Loss in the German activity resulted from a decrease in revenue combined with inefficient fixed cost structure.

Adjusted EBITDA1 in H1-25 was about USD 0.9 million, compared with about USD 0.5 million in H1-24. The higher adjusted EBITDA is a result of the decrease in the operating loss.

Net loss in H1-25 was USD 4.3 million compared with a net loss of USD 3.9 in H1-24. The USD 0.4 million deeper net loss despite the improvement of USD 0.4 million in Operating loss is a result of about USD 1.1 million lower financial income, net in H1-25 compared with H1-24. The higher financial income in H1-24 resulted mainly by gains from changes in foreign currency exchange rates, as well as gains from short-term investments.

Cash on hand (including short-term investments) as of June 30, 2025, was USD 13.1 million compared with 17.5 million at 31.12.24 and USD 20.3 million at 30.6.24. The financial debt as of June 30, 2025, was USD 10.1 million. In addition, the company’s liabilities include NIS 30.1 million (about USD 9 million) to be paid against the remaining 30% minority share of Mediton, the business-to-business operation of the Israeli activity.

Capital raise

On September 10, 2025, the Company's Board of Directors instructed the Company's management to initiate the necessary steps for a capital raise by way of a rights issuance aiming to enhance financial flexibility, supply the resources needed to turn the company into profitability and to further develop its business goals

At this stage, the funding amount is only estimated. At a first and cautious estimate, it is up to USD 30 million. The final amount will be determined in accordance with developments in the market conditions and the Company's needs.

The proceeds of the potential capital raise would be used, among others, to upgrade the operational information systems of its German subsidiary. As evidenced by the financial performance in the first semester 2025, the German operation needs to increase its operational efficiency, while striving to turn the activity to profitability and a positive cash flow. The Company is in advanced negotiation to sign a multi-year agreement with a software company whose solution has been found to be the most suitable for the Company’s needs.

In addition, the Company continues to examine marketing alternatives to penetrate the U.S. market. As this process matures, the Company will have to significantly increase the sales and marketing budgets directed at the market.

On the financing side, the Company is prepared to close the acquisition of the remaining stake of Mediton Medical Centers Network Ltd. and MediSure Ltd. (hereinafter: "Mediton Group" or "Mediton"). The Company has reached an agreement with a financing bank to finance the purchase proceeds estimated at USD 9.2 million. As announced, minority shares holders have exercised their option to sell to the Company their remaining stake of 30%. Regarding shares consideration for one of the companies in the Mediton Group, the Company made use of its legal right to a partial offset of the amount. The minority shareholders of the Mediton Group did not agree and approached an Israeli court which scheduled a first hearing on the matter for September 14, 2025. The ownership of majority stake in the Mediton Group is not affected, and SHL expects the acquisition of the remaining stake to be closed in due course.

The Half-Year Report 2025 is available on: www.shl-telemedicine.com/reports

For further information, please contact:
Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

About SHL Telemedicine
SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) For more information, please visit our web site at www.shl-telemedicine.com.

1 Adjusted EBITDA is defined as: Operating profit (loss) excluding depreciation & amortization expenses, Employees Stock Option Plan (ESOP) and "other expenses".

SHL Telemedicine
90 Yigal Alon St.
Tel-Aviv 6789132, Israel

T: +972.3.5612212
F: +972.3.6242414

www.Shl-Telemedicine.com